

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2014

Via E-mail
Nevan Elam
Chief Executive Officer
AntriaBio, Inc.
890 Santa Cruz Avenue
Menlo Park, CA 94025

> **Re: AntriaBio, Inc.**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed March 31, 2014**
> **File No. 000-54495**

Dear Mr. Elam:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
     Anthony W. Epps
     Dorsey & Whitney LLP
     1400 Wewatta Street
     Suite 400
     Denver, CO 80202-5549